Exhibit 4.1

Philips North America

Nonqualified Stock Purchase Plan

(as amended and restated as of April 1, 2017)

1.	General

1.1	Plan Name. Philips North America Nonqualified Stock Purchase Plan.

1.2	Effective Date. April 1, 2017.

2.	Definitions

2.1	“Administrator”: A third party appointed by the Committee to provide administrative services for the Plan.

2.2	“Affiliate”: Present or future subsidiary of the Company, where the Company owns directly or indirectly at least 80% of the subsidiary.

2.3	“Board”: The Board of Managers of Philips North America LLC.

2.4	“Code”: Internal Revenue Code of 1986, as amended.

2.5	“Committee”: Committee of not less than 3, nor more than 5 members appointed by the Board or its designee and responsible for administration of the Plan.

2.6	“Common Shares”: Common shares of Koninklijke Philips N.V.

2.7	“Company”: Koninklijke Philips N.V.

2.8	“Contribution Account”: A Participant’s accumulated payroll deductions in a Participation Period.

2.9	“Earnings”: Earnings include a Participant’s cash compensation received during the Participation Period from salary and wages.

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Salary and wages include overtime pay, bonuses (except as provided below), holiday pay, vacation pay, patent awards for any calendar year, commissions, shift differential premiums, short-term disability payments and salary, overtime and bonuses (pursuant to a division sale) which are paid as part of the normal arrears pay cycle. Any amounts paid to a Participant as compensation for services will not fail to be treated as Earnings under the Plan merely because the compensation is not includible in the Participant’s gross income due to the location of the services. Additionally, a Participant’s compensation for services will not fail to be treated as Earnings under the Plan merely because those amounts are paid by an Employer with respect to which all compensation paid to the Participant by such Employer is excluded from gross income.

•	Salary and wages exclude bonuses (whether discretionary or contractual) exceeding 100% of a Participant’s annual base salary in effect at the time bonuses are paid.

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Salary and wages also do not include: expense allowances or reimbursements; deferred compensation; lump sum severance and accrued vacation payments; amounts realized from the exercise of non-statutory stock options (other than a statutory option defined in Section 1.421-1(b) of the Department of Labor Regulations); amounts realized when restricted stock or other property held by a Participant either becomes freely transferable or is no longer subject to a substantial risk of forfeiture; amounts realized from the sale, exchange, or other disposition of stock acquired under a statutory stock option; other amounts that receive tax benefits; cash payments received for waiving employer-sponsored medical or dental benefit plans (including any matching contributions relating thereto); distributions from any long-term incentive plan; perquisites; long-term disability payments; special payments such as moving and living allowances, sign-on bonuses, retainers, lump sum stay bonuses and similar special payments; and any long-term key employee compensation program. (See Appendix A for applicable definition for Philips Canada employees which replaces the foregoing definition.)

2.10

“Eligible Employee”: Each U.S. based salaried or hourly Full-Time Employee who is employed by an Employer and with respect to whom salary deductions can be administered, other than an Excluded Employee. For purposes of this Plan, the term “employee” includes only persons treated as such on the Employer’s payroll and personnel records at the time such determination is made. Persons treated by the Employer as contingent workers (including independent contractors, third-party payroll workers, employees of consulting firms and temporary help agencies, even if leased employees within the meaning of Section 414(n)(2) of the Code) at the time of the determination of the person’s status are specifically excluded.

Eligibility status at the time of a determination of a person’s employment status shall not be changed as a result of the retroactive re-classification of the person’s employment status. Therefore, notwithstanding anything else herein to the contrary, any person treated as a contingent worker on the payroll and personnel records of the Employer at the time the determination is made shall in no event be retroactively eligible for participation in the plan during the period covered by such determination. (See Appendix A for applicable definition for Philips Canada employees which replaces the foregoing definition.)

2.11

“Employer”: Employer includes Philips Canada, Philips North America LLC and any Affiliate in the U.S. which is designated by Philips North America LLC from time to time (i) as a participating employer in its company-sponsored tax-qualified defined contribution plan or (ii) as an Employer under this Plan. (See Appendix A for applicable definition for Philips Canada employees.) Effective as of April 1, 2017, Employer does not include Philips Lighting North America Corporation, Genlyte Thomas Group LLC and Strand Lighting, LLC. Participation of an Employer shall terminate automatically if, at any time, the Employer fails to qualify as an “Affiliate.” Notwithstanding anything herein to the contrary, the Board or the Committee may terminate the participation of any Employer under this Plan at any time, without notice.

2.12	“Employer Contribution”: The amount contributed by a Participant’s Employer to a Participant’s Contribution Account pursuant to this Plan.

2.13	“Exchange Act”: The U.S. Securities Exchange Act of 1934, as amended, and all rules and regulations thereunder.

2.14

“Excluded Employee”: Those employees of any Employer who shall, from time to time, be ineligible to participate in the Plan, as determined by the Committee in accordance with the terms and conditions of the Plan and as specified herein.

2.15

“Full-Time Employee”: Any employee of an Employer who is regularly scheduled to work a minimum of thirty (30) hours per week and at least 1,500 hours per calendar year. The employment of a Full-Time Employee is referred to herein as “Full-Time Employment.” (See Appendix A for applicable definition for Philips Canada employees.)

2.16	“NYSE”: New York Stock Exchange.

2.17	“Participant”: An Eligible Employee who has enrolled in the Plan pursuant to procedures set out in the Plan.

2.18	“Participation Period”: Each three-month period beginning each January 1, April 1, July 1 and October 1.

2.19	“Philips Canada”: Philips Electronics Ltd. and Canadian Affiliates (as defined in Appendix A).

2.20	“Plan”: This Philips North America Stock Purchase Plan (as amended and restated as of April 1, 2017).

2.21	“Plan Year”: The 12-month period beginning each August 1.

2.22

“Purchase Date(s)”: The date (or dates) on which purchases on the open market for a Participation Period for the purposes of the Plan are settled, it being understood that the Administrator will acquire the Common Shares on behalf of Participants on the third Trading Date after the close of the applicable Participation Period; provided, however, that if acquiring all of the Common Shares on the third Trading Date would cause the Administrator to exceed the conditions of Rule 10b-18 of the Exchange Act or violate any other provisions of the Securities Act or Exchange Act, then the Administrator shall purchase the Common Shares as soon thereafter as practicable.

2.23	“Purchase Price”: The average cost of the Common Shares purchased on the Purchase Date(s) for the Participation Period.

2.24	“Retirement”: Termination of employment on account of retirement if entered as such in the Participant’s electronic personnel record.

2.25	“Securities Act”: The U.S. Securities Act of 1933, as amended, and all rules and regulations thereunder.

2.26	“Trading Date”: Each date on which stocks in the U.S. are traded on the NYSE.

2.27	“Share Account”: A Participant’s accumulated Common Shares purchased under the Plan, held by the Administrator.

2.28	“Share Purchase Right”: A Participant’s right to apply the cash balance in his or her Contribution Account to the purchase of Common Shares in accordance with the terms of the Plan.

3.	Participation

3.1

Eligibility. Each Eligible Employee may become a Participant as soon as administratively possible following Full-Time Employment, except that Eligible Employees covered by a collective bargaining agreement will only be eligible in accordance with such collective bargaining agreement. (See Appendix A for applicable definition for Philips Canada employees.) Subject to the other terms and conditions of the Plan, each Eligible Employee may enroll as a Participant upon attaining eligibility.

3.2

Enrollment. As part of enrollment, each Eligible Employee shall authorize payroll deduction from Earnings. Enrollment and payroll deduction shall remain in effect for subsequent Participation Periods, unless changed by the Eligible Employee or otherwise limited under the terms of the Plan.

Payroll deduction percent changes may be made at any time during the Participation Period and will take effect as soon as administratively possible. See Section 4.1 below for further information on a voluntary discontinuance of deductions.

3.3

Re-hire. A person who returns to active employment with an Employer as an Eligible Employee following termination of employment or Retirement may re-enroll in the Plan as soon as administratively possible following re-hire. An Eligible Employee who has voluntarily discontinued payroll deductions may re-enroll in the Plan at any time.

4.	Termination of Participation

4.1

Voluntary Discontinuance. Participants may discontinue payroll deductions by making a request to change their payroll deductions to the Administrator. This discontinuance in payroll deductions for a Participation Period will take effect as soon as administratively possible. Following such discontinuance any balance in the Participant’s Contribution Account at the end of the Participation Period shall be used to purchase Common Shares.

4.2

Employment Termination, Transfer to a Nonparticipating Affiliate or Death. Payroll deductions cease upon employment termination, transfer to a nonparticipating Affiliate or death of a Participant during a Participation Period and each such Participant will be deemed to have discontinued Plan participation on the first day of such Participation Period. Any balance in the Participant’s Contribution Account at that time shall be refunded without interest to the Participant by the first pay period that follows the end of the Participation Period in which the termination occurs.

4.3

Retirement. Payroll deductions cease at Retirement. The balance credited to the Participant’s Contribution Account shall be used to purchase Common Shares on the Purchase Date of the Participation Period in which Retirement occurs.

4.4

Unpaid Leave of Absence. Payroll deductions cease when the Participant begins an unpaid leave of absence. The balance credited to the Participant’s Contribution Account shall be used to purchase Common Shares on the Purchase Date for the Participation Period in which the unpaid leave of absence begins. If an Eligible Employee returns from an unpaid leave of absence to Full-Time Employment, that Eligible Employee will be automatically re-enrolled in the Plan at the prior authorized deduction level, and payroll deductions will take effect as soon as administratively possible, unless changed by the Eligible Employee or otherwise limited under the terms of the Plan.

4.5	Sale of Shares. A Participant may sell any Common Shares in the Plan at any time without restriction, other than as may be restricted by insider trading rules.

4.6

Dissolution, Merger, and Consolidation. Upon dissolution or liquidation of the Company or upon a merger or consolidation of the Company or a subsidiary or division of the Company in which the Company or the relevant subsidiary or division is not the surviving corporation, any balance in the Participant’s Contribution Account at that time shall be refunded without interest to the Participant by the first pay period that follows the end of the Participation Period in which the dissolution, liquidation, merger or consolidation occurs, unless the Committee in its sole discretion determines otherwise.

5.	Available Shares

5.1

Available Shares. Common Shares available for purchase by Participants under the Plan will be authorized and issued Common Shares acquired by the Administrator on behalf of Participants, through the facilities of NYSE for the purposes of the Plan. The acquisition of Common Shares shall comply with applicable laws, Rule 10b-18 of the Exchange Act, and NYSE rules.

6.	Purchasing Shares.

6.1

Contribution Accounts. Payroll deductions authorized by the Participant shall be credited to the Participant’s Contribution Account, without interest. All Contribution Accounts will be maintained by the Administrator. Amounts credited to a Participant’s Contribution Account as of a Purchase Date(s) shall be used to purchase Common Shares for the Participant on the Purchase Date(s) at the Purchase Price.

6.2

Dividends. The Company is entitled, in its sole discretion, to determine the manner in which any dividend on any Common Shares acquired by a Participant pursuant to this Plan is paid to such Participant. Any dividend to be paid to such Participant in cash shall be reinvested upon their distribution (after withholding of applicable Dutch tax) into the Participant’s Contribution Account and the net amount (after withholding tax) used to purchase additional Common Shares for a Participant at the prevailing market price. For greater certainty, no Employer Contribution shall be made in respect of purchases of Common Shares by a Participant using dividends. In the event a dividend is paid in cash, such dividend shall first be declared in Euros, but will be paid in U.S. dollars converted at the U.S. Dollar/Euro rate fixed by the European Central Bank on a date to be announced by the Company.

6.3

Employee Contributions. Participants may contribute any whole percentage between 1 percent and 10 percent of their Earnings. No Eligible Employee shall be permitted to contribute more than a total of $20,000 ($20,000 Canadian dollars for Canadian employees) of payroll deductions to his or her Contribution Account for all Participation Periods during any calendar year. Notwithstanding the foregoing, the Employer may cause a Participant’s payroll deduction to be decreased to 0%. The Committee will establish procedures for making changes in the level of payroll deductions.

6.4

Employer Contributions. Each Employer shall contribute to a Participant’s Contribution Account for each Participation Period such amount so that 15 percent of the Purchase Price for each Common Share purchased under the Plan for a Participant is funded by the Employer Contribution. The Employer may, with sixty (60) days’ notice to Eligible Employees, change such percentage for the Employer Contribution.

6.5

Share Certificates. As soon as reasonably practicable following each Purchase Date, Common Shares purchased under this Plan shall be credited to the Participant’s Share Account. Physical delivery of share certificates will be provided to Participants upon request.

7.	Amendment and Termination

7.1

Amendment. The Board or the Committee may amend the Plan, at any time. Participants will receive timely notice of any amendments to the Plan. No amendment shall be made which adversely affects Participants’ entitlements under this Plan with respect to employee contributions which have been made prior to the date of such amendment.

7.2

Termination. The Board or the Committee may suspend or terminate the Plan at any time. If the Plan is suspended or terminated, the Committee shall give notice to affected Participants, terminate all payroll deductions and, at its discretion, apply any balances remaining in Participants’ Contribution Accounts to the purchase of Common Shares or pay Participants any balances (without interest) remaining in their Contribution Accounts as soon as practicable following the termination of the Plan.

8.	General Provisions

8.1

Administration. The Committee shall be responsible for the administration of the Plan. The Committee shall have full authority to administer the Plan (except the power to designate an Affiliate as an Employer) including authority to:

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establish rules and procedures for Plan administration not inconsistent with the terms of the Plan document (including, but not limited to, procedures pursuant to which the Company may withhold or debit Common Shares held in a Participant’s Share Account in an amount (based on the fair market value of such Common Shares as of the date such Common Shares are withheld or debited) sufficient to cover all expenses incurred in connection with administration of such account, notwithstanding that thereby the balance of Common Shares in a Participant’s Share Account may be reduced to zero and the Participant’s Share Account terminated);

•	interpret terms and provisions of the Plan;

•	determine all questions arising under the Plan, including correction of any defect, omission or inconsistency of the Plan;

•	amend or terminate the Plan, including amending the Plan to reflect changes in applicable law; and

•	delegate administrative responsibilities under the Plan, including the responsibility to keep records of individual benefits, but not its power to amend or terminate the Plan.

8.2

Rights not Transferable. Participants may not transfer Share Purchase Rights granted under the Plan. No Share Purchase Right shall be subject to execution, attachment, or similar process. Any attempt to assign, transfer, attach, or otherwise dispose of any Share Purchase Right shall be null and void and may be treated, at the discretion of the committee, as notice of voluntary discontinuance under Section 4.1. Share Purchase Rights may be exercised only by the Participant or by the Participant’s legal representative during the Participant’s lifetime.

8.3

No Contract of Employment. Nothing in the Plan shall be deemed to give any Eligible Employee the right to be retained in the service of the Company or any Employer, or to interfere in any way with the right of the Company or any Employer or to discharge or retire any Eligible Employee at any time.

8.4

Tax Withholding. Taxable income attributable to the Employer Contribution will be subject to income tax, FICA and other applicable withholding and such amounts will be deducted from the Participant’s next available paycheck following the purchase of Common Shares. Alternative withholding arrangements may be made in unusual circumstances. (See Appendix A for applicable definition for Philips Canada employees which replaces the foregoing two sentences.)

8.5

Applicable Law. The purchase and delivery of Common Shares shall be subject to all applicable laws, regulations, rules and approvals, including, but not limited to, effectiveness of a registration statement under the Securities Act, if deemed necessary or appropriate by the Company. Certificates of Common Shares purchased hereunder may be legended, as the Company deems appropriate.

This Plan is intended to comply with the requirements of Rule 10b5-1(c) of the Exchange Act, and this Plan shall be interpreted to comply with such requirements.

Questions relating to the validity, construction, and administration of the Plan shall be determined under the laws of the Commonwealth of Massachusetts.

8.6

Severability. If a provision of the Plan is deemed illegal or invalid, the illegality or invalidity shall not affect the remaining parts of the Plan. The Plan shall be construed and enforced as if the illegal or invalid provision had not been included in the Plan.

IN WITNESS WHEREOF, and as evidence of the adoption of, the Company has caused this instrument to be executed on this ____ day of ____________, 2017.

PHILIPS NORTH AMERICA LLC

By:

Title:

APPENDIX A – PLAN SPECIFICATIONS FOR PHILIPS CANADA EMPLOYEES

The following definitions and specifications apply to Participants employed by Philips Canada. All defined terms used herein shall have the respective meanings set forth below under “Definitions”, and all defined terms used herein and not defined below shall retain the meaning assigned to them in the Plan.

Participation

Full-Time Employees (except as specifically indicated below) of Philips Electronics Ltd. and Canadian Affiliates (“Philips Canada”) who are based in Canada are eligible to participate in the Plan beginning on the first day of the first month immediately following a period of 90 days during which time such employee was at all times considered a Full-Time Employee (the “90 Day Requirement”), which determination shall be made in the sole discretion of the Committee. For purposes of determining whether a Full-Time Employee has satisfied the 90 Day Requirement, the Committee shall take into account all service terms of such Full-Time Employees, which were rendered prior to the date on which Philips Electronics Ltd. adopted the Plan (the “Adoption Date”); provided, however, that this sentence shall only apply to individuals who are Full-Time Employees as of the Adoption Date. Effective as of April 1, 2017, employees of Philips Lighting Canada Ltd. will not be eligible to participate in the Plan.

Philips Canada employees covered under a collective agreement will only be eligible to participate in this Plan at such time as their participation has been negotiated by Philips Canada and their bargaining unit.

Excluded Employees are not eligible to participate in the Plan.

For purposes of application of the Plan to Participants employed by Philips Canada, the following definitions found in Appendix A of the Plan or herein shall be read as follows:

Definitions

“Canadian Affiliate”: Present or future affiliated corporations of the Company carrying on business in and from Canada, registered and resident in Canada and in which the Company owns directly or indirectly at least 50 % of the affiliated corporation.

“Disability”: A Participant will be considered to have a disability if such Participant is considered to have a long-term “disability” under the applicable long-term disability plan in which it participates or under which the Participant is covered for purposes of receiving disability coverage or benefits, whether such plan is provided by Philips Canada or any Canadian governmental agency or body.

“Earnings”: Earnings include salary, bonus payment and commission. Earnings does not include any other forms of compensation such as, overtime, group bonus plans, profit sharing or improvement plans, vacation pay, expense reimbursements, severance payments, payments in lieu of notice, stock options, deferred compensation, distributions from any long term incentive plan, perquisites, long term disability payments, payments from an accident or sickness program, whether paid by Philips Canada or by any applicable government or regulatory organization such as workers compensation, monetary or non-monetary performance or seniority awards, etc.

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“Eligibility”: Each Eligible Employee may become a Participant on the first day of the first month immediately following a period of 90 days during which time such employee was at all times considered a Full-Time Employee, which determination shall be made in the sole discretion of the Committee, except that an Eligible Employee covered under a collective agreement will only be eligible for participation in this Plan at such time as their participation has been negotiated by Philips Canada and their bargaining unit.

“Eligible Employee”: Each Canadian based Full-Time Employee, whether paid on an hourly or salaried basis.

“Full-Time Employee”: An employee of Philips Canada who is regularly scheduled to work at least 35 hours per week, who is not a temporary or contract employee, nor a unionized employee.

“Philips Canada”: Philips Electronics Ltd. and its Canadian Affiliates.

General Information

Tax Withholding

On the date of purchase of Common Shares, a Participant would owe ordinary income tax on the difference between the closing market price per Common Share and what the Participant actually pays for each Common Share under the Plan. Taxes are withheld from the Participant’s next available paycheque after the purchase date. Both the benefit per Common Share and the tax withheld are reflected on that cheque and included in the year-end T-4 and Releve 1 (Quebec taxpayers only) statement.

Currency

As the Company’s Common Shares trade on NYSE in U.S. dollars, payroll deductions will be converted to U.S. dollars at the prevailing rate at the time of purchase of the Common Shares. In addition to changes in share price, there is also a currency risk. Because the Company’s Common Shares trade in U.S. dollars, the value of the Common Shares will fluctuate in relation to the Canadian dollar.

Certain Canadian Federal and Provincial Income Tax Consequences

The following tax discussion is for general guidance and may change over time. Participants are advised to consult their tax advisor for more detailed information.

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Purchasing Shares

The Employer Contribution to a Participant’s Contribution Account is taxable as ordinary income and is subject to federal and provincial income taxes as well as CPP/QPP. Taxes will be automatically withheld from the Participants’ next available paycheque following the Common Share purchase in accordance with their regular tax withholding elections. If a Participant is not actively receiving a paycheque he/she will receive a net zero paycheque to reflect the taxes. The ordinary income amount will be included in the T-4 and Releve 1 (Quebec taxpayers only) statement for the year.

Reinvested Dividends

Participants will be subject to Canadian income tax on reinvested dividends in the year the dividends are issued. Non-resident tax of 15% will be withheld on reinvested dividends in the year the dividends are issued. Participants will be issued the appropriate tax form on or around February 28 of the following year covering the dividend and the non-resident tax deducted. The deducted non-resident tax can normally be used as a credit against Canadian taxes owing in respect of the reinvested dividends. The tax credit may be claimed when filing the personal income tax return in April of the following year.

Selling Shares

When Participants sell their Common Shares, Canada Revenue Agency (CRA) requires Participants to report these activities on their annual tax return. Any further gain/loss after the purchase of these Common Shares will be taxed as a gain or loss in accordance with applicable law.

A gain occurs when a Participant sells Common Shares for a higher price than the adjusted cost base of the Common Shares.

A loss occurs when a Participant sells Common Shares for a lower price than the adjusted cost base of the Common Shares.

In general, the adjusted cost base of a particular Common Share will be the weighted average purchase price for all the Common Shares owned by a Participant, both within the Participant’s account and outside of it (except for Common Shares held in any trusteed accounts like RRSPs). For example, if the Participant purchased 10 Common Shares for $30.00 in one Participation Period and then purchased 5 Common Shares at $40.00 in the next Participation Period, the adjusted cost base for each Common Share following the second Participation Period would be $33.33 (i.e. [(10 x $30.00) + (5 x $40.00)] ÷ 15.

Canadian Securities Laws

Participation in the Plan is voluntary and is subject to the conditions set forth herein and in the Plan. Common Shares acquired under the Plan by employees of Philips Canada may only be sold through the facilities of the NYSE.

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